UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                               Innovus Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45765B204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tom Hemingway
                                4600 Campus Drive
                             Newport Beach, CA 92660
                                  949/833-1220
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e),(f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     Page 1
                            Exhibit Index on Page 13

CUSIP No. 45765B204                   13D

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. of above persons (entities only)

                          Tom Hemingway
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
          (see instructions)                                             (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS(see instructions)


                          PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER         7        SOLE VOTING POWER
    OF
  SHARES                        14,151,736
BENEFICIALLY              --------------------------
   OWNED         8        SHARED VOTING POWER
    BY                          -0-
   EACH                   --------------------------
 REPORTING
  PERSON         9        SOLE DISPOSITIVE POWER
   WITH
                                14,151,736
                          --------------------------
                 10       SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,157 shares of Common Stock, 2,924,438 shares of Common Stock underlying currently exercisable options, and 10,971,000 shares of Common Stock underlying convertible Series H Preferred Stock after an increase in authorized and unissued Common Stock approved by holders of a majority of the outstanding Common Stock
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No. 45765B204                   13D

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. of above persons (entities only)

                          T. Richard Hutt
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
       (see instructions)                                                (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)

                          PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER         7        SOLE VOTING POWER
    OF
  SHARES                        12,397,146
BENEFICIALLY              ---------------------------
   OWNED         8        SHARED VOTING POWER
    BY                          -0-
   EACH                   ---------------------------
 REPORTING
  PERSON         9        SOLE DISPOSITIVE POWER
   WITH
                                12,397,146
                          ---------------------------
                 10       SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,157 shares of Common Stock, 1,170,000 shares of Common Stock underlying currently exercisable options and 10,971,000 shares of Common Stock underlying convertible Series H Preferred Stock after an increase in authorized and unissued Common Stock approved by holders of a majority of the outstanding Common Stock
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No. 45765B204                   13D

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATIONS NOS. of above persons (entities only)
                          James Budd
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)

                          PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER         7        SOLE VOTING POWER
    OF
  SHARES                       12,397,146
BENEFICIALLY              --------------------------
   OWNED         8        SHARED VOTING POWER
    BY                          -0-
   EACH                   --------------------------
 REPORTING
  PERSON         9        SOLE DISPOSITIVE POWER
   WITH
                                12,397,146
                          --------------------------
                 10       SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,157 shares of Common Stock, 1,170,000 shares of Common Stock underlying currently exercisable options, and 10,971,000 shares of Common Stock underlying convertible Series H Preferred Stock after an increase in authorized and unissued Common Stock approved by holders of a majority of the outstanding Common Stock
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No. 45765B204                   13D

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. of above persons (entities only)
                          Detra Mauro
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
           (see instructions)                                            (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)

                          PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          USA
--------------------------------------------------------------------------------
  NUMBER         7        SOLE VOTING POWER
    OF
  SHARES                        1,403,427
BENEFICIALLY              --------------------------
   OWNED         8        SHARED VOTING POWER
    BY                          -0-
   EACH                   --------------------------
 REPORTING
  PERSON         9        SOLE DISPOSITIVE POWER
   WITH
                                1,403,427
                          --------------------------
                 10       SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,020 shares of Common Stock, and 1,371,375 shares of Common Stock underlying convertible Series H Preferred Stock after an increase in authorized and unissued Common Stock approved by holders of a majority of the outstanding Common Stock
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

CUSIP No. 45765b204                   13D


ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $.001 per share(the "Common Stock"), of Innovus Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4600 Campus Drive, Newport Beach, California 92660.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) Tom Hemingway ("Hemingway"), an individual, with respect to the shares of Common Stock beneficially owned by him,(ii) T. Richard Hutt ("Hutt"), an individual, with respect to the shares of Common Stock beneficially owned by him, (ii) James Budd ("Budd"), an individual, with respect to the shares of Common Stock beneficially owned by him, and (iv) Detra Mauro ("Mauro"), an individual, with respect to the shares of Common Stock beneficially owned by her. The foregoing persons are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Hemingway, Hutt and Budd is 4600 Campus Drive, Newport Beach, California 92660. The business address of Detra Mauro is 18341 Churchill Lane, Villa Park, California 92861.

         (c) The principal business of Hemingway, Hutt and Budd and Intermark is software publishing. The principal business of Mauro is advertising.

         (d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Filing Persons is a natural person and a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 8, 1998, the Filing Persons entered into an Agreement and Plan of Share Exchange (the "Agreement") with the Issuer and other holders of Common stock or options to purchase Common Stock of Intermark Corporation, a California corporation ("Intermark") pursuant to which the Filing Persons exchanged an aggregate of 3,400,000 shares of Common Stock of Intermark, promissory notes convertible into 473,880 shares of Common Stock of Intermark, and options to

CUSIP No. 45765b204                   13D


acquire 540,000 shares of Common Stock of Intermark for an aggregate of 1,033,670 shares of the Issuer's Common Stock (the "Common Shares"), (ii) 78,706 shares of the Issuer's Series H Preferred Stock ("Preferred Shares"), which are convertible into an aggregate of 44,272,125 Common Shares, in a ratio of 562.5 Common Shares for each 1 Preferred Share, subject to availability of authorized Common Shares to be reserved for issuance upon conversions. The conversion ratio of the Preferred Shares is subject to customary anti-dilution adjustments. All of the Preferred Shares not theretofore converted shall be converted into Common Shares, automatically, upon and subject to stockholder approval of a 10 for 1 reverse stock split or the stockholders' otherwise authorizing sufficient shares of the Issuer's Common Stock to be reserved for issuance upon conversion of the Preferred Shares, requiring approval of a majority of the outstanding Common Shares (the "Approval"), and (iii) options (the "Options") exercisable for 11,229 Preferred Shares, convertible into an aggregate of 6,316,313 Common Shares at an average exercise price of approximately $.08 per share, subject to customary anti-dilution adjustments, and subject to the Approval or availability of authorized Common Shares. The transaction was completed on August 5, 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons entered into the transaction contemplated in the Agreement for investment purposes.

         (a) The Filing Persons currently do not intend to acquire or dispose of a material amount of securities of the Issuer.

         (b) Hemingway, Hutt and Budd, in their capacities as officers, and Hemingway in his capacity as a director, of the Issuer or Intermark, from time to time consider acquisitions by the Issuer or a subsidiary.

         (c) Hemingway, Hutt and Budd, in their capacities as officers, and Hemingway in his capacity as a director, of the Issuer or Intermark, from time to time consider disposition of the assets of the Issuer. Such persons are actively engaged in seeking, on behalf of the Issuer, a transaction relating to disposition of all remaining assets of Innovus MultiMedia, a subsidiary of the Issuer, and its liquidation and dissolution.

         (d) Pursuant to the Agreement, Tom Hemingway serves on the Board of Directors of the Issuer along with Shawn Cunninham, the designate of a continuing director of the Issuer, David Mock. Hemingway, Hutt, Budd, Robert Orbach and David Lyons, each of whom was nominated by Hemingway, has been nominated for election as directors at the Issuer's Annual Meeting scheduled to be held October 27, 1998, or any adjournment or postponement thereof.

CUSIP No. 45765b204                   13D


         (e) Pursuant to the Agreement, the Board of Directors of the Issuer prior to the closing under the Agreement approved a 10 for 1 reverse stock split of the Issuer's Common Stock (the "Reverse Stock Split"), which will result in the automatic conversion of all of the Issuer's outstanding Series H Preferred Stock into Common Stock because sufficient authorized and unissued shares of reclassified Common Stock thereupon will become available for such conversion.

         Pursuant to the Agreement (as defined in Item 3), certain members of the Issuer's former management, David Mock and Terry Haas, have agreed to vote for the Reverse Stock Split and the Name Change. The Filing Persons believe such former management beneficially hold and have power to vote in the aggregate 1,500,000 or fewer shares of Common Stock. The Filing Persons disclaim any beneficial ownership of these shares.

         (f) Hemingway, Hutt and Budd, in their capacities as officers, and Hemingway in his capacity as a director, of the Issuer or Intermark, from time to time consider other changes in the Issuer's business or corporate structure.

         (g) Hemingway, Hutt and Budd, in their capacities as officers, and Hemingway in his capacity as a director, of the Issuer or Intermark, from time to time consider other changes in the Issuer's Certificate of Incorporation or Bylaws. The Board of Directors of the Issuer has designated 140,000 additional shares of Series H Preferred Stock. The Board of Directors of the Issuer intends to solicit proxies from holders of the outstanding Common Stock to approve a change in the Issuer's name to Esynch Corporation (the "Name Change") and to approve the Reverse Stock Split, each of which requires an amendment of the Issuer's Certificate of Incorporation. The Agreement (as defined in Item 3) contemplates such proxy solicitation. The Issuer's Board of Directors as constituted prior to August 5, 1998 approved these proposals. The Issuer's Preferred Stock may be designated from time to time by the Board of Directors in one or more series without stockholder vote. The designations are or will be evidenced by Certificates of Designation, or of Increase, Decrease, Elimination or the like, which are deemed to be amendments or supplements to the Certificate of Incorporation. Preferred Stock may have the effect of delaying or impeding a change in control.

         (h) Inapplicable because the Issuer's shares are not listed on a stock exchange or quoted on the Nasdaq Stock Market, as the Common Stock had been de-listed by the Nasdaq SmallCap Market prior to August 5, 1998. Trading prices of the shares of Common Stock are quoted on the over-the-counter bulletin board, and in that regard the Filing Persons have no plans or intentions with respect to causing the shares to cease being quoted. As soon as possible, the Issuer intends to seek Nasdaq SmallCap Market listing of the Common Stock.

         (i) The Filing Persons have no plans or intentions with respect to causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

CUSIP No. 090946104                   13D


         (j) Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, none of the executive officers or directors of the Issuer, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

         However, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer or take other actions similar to any of those enumerated in Item 4 of the Instructions to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As described in Item 3 hereof, which is incorporated herein by this reference, each of the Filing Persons were securityholders of Intermark Corporation, and each acquired beneficial ownership of the Issuer's Common Stock, in the amounts and of the kinds shown in Item 3, in the transaction completed on August 5, 1998 in accordance with the Agreement (as defined in Item
3). Each of the Filing Persons disclaims beneficial ownership of all Common Stock reported as beneficially owned by the other Filing Persons. Mauro is the spouse of Hemingway. Each of Hemingway, Hutt and Budd is a founder, director and executive officer of Intermark. The amounts of shares beneficially owned as reported herein for each Filing Person excludes all amounts beneficially owned by each other Filing Person.

         Hemingway beneficially owns an estimated 14,151,736 Common Shares, or 23.4% of the Common Shares, including 10,971,000 issuable (subject to availability of authorized Common Shares or the Approval) upon conversion of Preferred Shares; and 2,924,438 issuable (subject to availability of authorized Common Shares or the Approval) upon conversion of Preferred Shares that are issuable upon exercise of stock options. Hemingway disclaims beneficial ownership of shares owned by Mauro. Aggregately, Hemingway's and Mauro's beneficial ownership is an estimated 15,555,163, or 25.7%.

         Hutt beneficially owns an estimated 12,397,146 Common Shares, or 21.1% of the Common Shares, including 10,971,000 issuable (subject to availability of authorized Common Shares or the Approval) upon conversion of Preferred Shares; and 2,924,438 issuable (subject to availability of authorized Common Shares or the Approval) upon conversion of Preferred Shares that are issuable upon exercise of stock options.

         Budd beneficially owns an estimated 12,397,146 Common Shares, or 21.1% of the Common Shares, including 10,971,000 issuable (subject to availability of authorized Common Shares or the Approval) upon conversion of Preferred Shares; and 2,924,438 issuable (subject to availability of authorized Common Shares or the Approval) upon conversion of Preferred Shares that are issuable upon exercise of stock options.

CUSIP No. 45765b204                   13D

         Mauro beneficially owns 1,403,427 Common Shares, or 2.4% of the Common Shares, including 1,371,375 Common Shares issuable (subject to availability of authorized Common Shares or the Approval) upon conversion of Preferred Shares. Mauro disclaims beneficial ownership of shares owned by Hemingway.

         (b) Hemingway may be deemed to have sole voting and sole dispositive power over 14,151,736 shares of Common Stock beneficially owned by him, including 2,924,438 shares of Common Stock issuable upon conversion of Preferred Shares that are purchasable upon exercise of options and 10,971,000 shares of Common Stock issuable upon conversion of Preferred Shares (conversions of most of which are subject to and contingent upon the Approval and may not be deemed beneficially owned by Hemingway for all purposes). Hemingway may be deemed to share voting power with respect to an estimated amount of 1,500,000 shares owned by David Mock, who has agreed to vote all of the shares of Common Stock he owns in favor of the Reverse Stock Split and the Name Change.

         Hutt may be deemed to have sole voting and sole dispositive power over 12,397,146 shares of Common Stock beneficially owned by him, including 1,170,000 shares of Common Stock issuable upon conversion of Preferred Shares that are purchasable upon exercise of options and 10,971,000 shares of Common Stock issuable upon conversion of Preferred Shares (conversions of most of which are subject to and contingent upon the Approval and may not be deemed beneficially owned by Hutt for all purposes). Hutt may be deemed to share voting power with respect to an estimated amount of 1,500,000 shares owned by David Mock, who has agreed to vote all of the shares of Common Stock he owns in favor of the Reverse Stock Split and the Name Change.

         Budd may be deemed to have sole voting and sole dispositive power over 12,397,146 shares of Common Stock beneficially owned by him, including 1,170,000 shares of Common Stock issuable upon conversion of Preferred Shares that are purchasable upon exercise of options and 10,971,000 shares of Common Stock issuable upon conversion of Preferred Shares (conversions of most of which are subject to and contingent upon the Approval and may not be deemed beneficially owned by Budd for all purposes). Budd may be deemed to share voting power with respect to an estimated amount of 1,500,000 shares owned by David Mock, who has agreed to vote all of the shares of Common Stock he owns in favor of the Reverse Stock Split and the Name Change.

         Mauro may be deemed to have sole voting and sole dispositive power over 1,403,427 shares of Common Stock beneficially owned by her, including 1,371,375 shares of Common Stock issuable upon conversion of Preferred Shares (conversions of most of which are subject to the Approval and may not be deemed beneficially owned by Mauro for all purposes). Mauro may be deemed to share voting power with respect to an estimated amount of 1,500,000 shares owned by David Mock, who has agreed to vote all of the shares of Common Stock he owns in favor of the Reverse Stock Split and the Name Change.

         (c) Item 3 hereof is incorporated herein by this reference.

CUSIP No. 090946104                   13D


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 3 hereof is incorporated herein by this reference.

                  Item 4 hereof is incorporated herein by this reference.

                  Pursuant to the Agreement, the Issuer granted certain registration rights to the Filing Persons. These rights include "piggy-back" registration rights, subject to an underwriter's cut back provision, as well as demand registration rights if the Issuer becomes eligible to file a Form S-3 resale registration statement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  1. Agreement and Plan of Share Exchange (Agreement, as defined above), dated as of May 8, 1998, incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on May 12, 1998.

                  2. First Amendment of the Agreement and Plan of Share Exchange, dated as of June 17, 1998 incorporated by reference to Exhibit 2.2 to the Issuer's Form 8-K filed on August 20, 1998.

                  3. Second Amendment of Agreement and Plan of Share Exchange, dated as of July 30, 1998 incorporated by reference to Exhibit 2.3 to the Issuer's Form 8-K filed on August 20, 1998.

                  4. Joint Filing Agreement, dated as of August 21, 1998, among Hemingway, Hutt, Budd and Mauro.

CUSIP No. 090946104                   13D


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Tom Hemingway
September 29, 1998                      --------------------------------------
--------------------                    Tom Hemingway, an individual
   Date

                                        /s/ T. Richard Hutt
                                        --------------------------------------
                                        T. Richard Hutt, an individual


                                        /s/ James Budd
                                        --------------------------------------
                                        James Budd, an individual


                                        /s/ Detra Mauro
                                        --------------------------------------
                                        Detra Mauro, an individual






         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 090946104                   13D


                                  EXHIBIT INDEX


EXHIBIT                            DESCRIPTION
-------                            -----------

99.1 Agreement and Plan of Share Exchange (Agreement, as defined above), dated as of May 5, 1998 incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on May 12, 1998.


99.2 First Amendment of Agreement and Plan of Share Exchange dated as of June 17, 1998 incorporated by reference to Exhibit 2.2 to the Issuer's Form 8-K filed on August 20, 1998.


99.3 Second Amendment of Agreement and Plan of Share Exchange, dated as of July 30, 1998 incorporated by reference to Exhibit 2.3 to the Issuer's Form 8-K filed on August 20, 1998.

99.4 Joint Filing Agreement, dated as of September 29, 1998, among Tom Hemingway, Richard Hutt, James Budd and Detra Mauro.